SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)^

ACORN INTERNATIONAL, INC.

(Name of Issuer)

Ordinary Shares**

American Depositary Shares

(Title of Class of Securities)

004854105***

(CUSIP Number)

Theresa M. Roche

c/o OAR Management, Inc.

9911 S. 78th Avenue

Hickory Hills, IL 60457

708-430-9337

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
^	This Schedule 13D also serves as Amendment No. 8 to the Schedule 13D originally filed with the Securities and Exchange Commission on July 22, 2011 by Ritsuko Hattori-Roche and has been amended from time to time thereafter, including by this Schedule 13D (Amendment No. 12) filed with the Securities and Exchange Commission on August 19, 2020.
**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 20 ordinary shares.
***	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 004854105

1	Names of Reporting Persons Robert W. Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 38,967,937
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 38,967,937
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,967,937 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 75.8%(2)
14	Type of Reporting Person (See Instructions): IN

(1)	These shares are held directly by First Ostia Port Ltd. Robert W. Roche, Ritsuko Hattori-Roche, and Theresa M. Roche are co-directors of First Ostia. None of the co-directors deems himself or herself to be the beneficial owner of these shares inasmuch as all decisions to vote or dispose of these shares require approval of a majority of the co-directors, and such beneficial ownership is thereby disclaimed.
(2)	This percentage and the percentages in Box 13 on the following pages are based 51,419,058 ordinary shares, par value US$0.01 per share, of the Issuer outstanding as of October 12, 2020, including shares represented by American Depositary Shares (“ADSs”).

CUSIP No.: 004854105

1	Names of Reporting Persons First Ostia Port Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 38,967,937
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 38,967,937
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,967,937(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 75.8%(18)
14	Type of Reporting Person (See Instructions): CO

(1)	Includes 14,029,037 ordinary shares and 1,246,945 ADSs (representing a total of 24,938,900 ordinary shares). First Ostia Port Ltd is owned by Ritsuko Hattori-Roche, Bireme Limited and Catalonia Holdings, LLC. Bireme Limited is wholly owned by Ritsuko Hattori-Roche. Catalonia Holdings, LLC, a Delaware limited liability company is owned 100% by Parador Trust, a New Hampshire Revocable Trust for which Ritsuko Hattori-Roche is the grantor.

CUSIP No.: 004854105

1	Names of Reporting Persons Ritsuko Hattori-Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
	8	Shared Voting Power: 38,967,937
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 38,967,937

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,967,937(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 75.8%(18)
14	Type of Reporting Person (See Instructions): IN

(1)	These shares are held directly by First Ostia Port Ltd. Robert W. Roche, Ritsuko Hattori-Roche, and Theresa M. Roche are co-directors of First Ostia. None of the co-directors deems himself or herself to be the beneficial owner of these shares inasmuch as all decisions to vote or dispose of these shares require approval of a majority of the co-directors, and such beneficial ownership is thereby disclaimed.

CUSIP No.: 004854105

1	Names of Reporting Persons Bireme Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 19,999,990
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 19,999,990

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,999,990(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 38.9%(6)
14	Type of Reporting Person (See Instructions): CO

(1)	Includes 129,770 ordinary shares and 993,511 ADSs (representing a total of 19,870,220 ordinary shares) held directly by First Ostia Port Ltd.

CUSIP No.: 004854105

1	Names of Reporting Persons Catalonia Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 1,545,000
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 1,545,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,545,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 3.0%(22)
14	Type of Reporting Person (See Instructions): OO

(1)	Includes 77,250 ADSs (representing a total of 1,545,000 ordinary shares) held directly by First Ostia Port Ltd.

CUSIP No.: 004854105

1	Names of Reporting Persons Theresa M. Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 38,967,937
	9	Sole Dispositive Power:
	10	Shared Dispositive Power: 38,967,937

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,967,937 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 75.8%
14	Type of Reporting Person (See Instructions): IN

(1)	These shares are held directly by First Ostia Port Ltd. Robert W. Roche, Ritsuko Hattori-Roche, and Theresa M. Roche are co-directors of First Ostia. None of the co-directors deems himself or herself to be the beneficial owner of these shares inasmuch as all decisions to vote or dispose of these shares require approval of a majority of the co-directors, and such beneficial ownership is thereby disclaimed.

EXPLANATORY NOTE

The following constitutes Amendment No. 13 to the Schedule 13D (as amended to date, the “Schedule 13D”) filed by the undersigned (“Amendment No. 13”) relating to the shares of Acorn International, Inc. (the “Issuer”). This Amendment No. 13 amends and supplements the Schedule 13D as specifically set forth herein; otherwise, all items or responses not described herein remain as previously reported in the Schedule 13D. Capitalized terms used in this Amendment No. 13 that are not defined herein have the meanings given to them in the Schedule 13D.

This Amendment No. 13 also serves as Amendment No. 8 to the Schedule 13D originally filed with the Securities and Exchange Commission on July 22, 2011 by Ritsuko Hattori-Roche and has been amended from time to time thereafter, including by Amendment No. 12 to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on August 19, 2020 (as amended to date, the “Ritsuko Schedule 13D”). This Amendment No. 13 amends and supplements the Ritsuko Schedule 13D as specifically set forth herein; otherwise, all items or responses not described herein remain as previously reported in the Ritsuko Schedule 13D.

While the Reporting Persons determined that they may be deemed a group pursuant to Securities Exchange Act Rule 13d-5(b)(1), the Reporting Persons expressly disclaim status as a “group” for purposes of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure set forth under Item 4 of this Amendment No. 13 is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented with the following:

Pursuant to, and subject to the terms and conditions of, the Agreement and Plan of Merger, dated October 12, 2020 (the “Merger Agreement”), by and among the Issuer, First Ostia Port Ltd. (“First Ostia”) and Second Actium Coin Ltd, a wholly owned subsidiary of First Ostia (“Merger Sub”), Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company and becoming a wholly owned subsidiary of First Ostia.

Pursuant to the terms of the Merger Agreement, each ordinary share, par value $0.01 per share, of the Issuer (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing 20 Shares (the “ADSs”), issued and outstanding immediately prior to the effective time of the Merger, other than the Excluded Shares (as defined below) will be cancelled in exchange for the right to receive $1.05 in cash per Share without interest (the “Per Share Merger Consideration”). As each ADS represents 20 Shares, each ADS issued and outstanding immediately prior to the effective time of the Merger, other than ADSs representing Excluded Shares, will represent the right to receive $21.00 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to this Amendment No. 13 and is incorporated herein by reference in its entirety. “Excluded Shares” means (i) Shares owned by any of First Ostia, Merger Sub or any other direct or indirect wholly owned subsidiary of the Issuer, or First Ostia, and in each case not held on behalf of third parties, and (ii) Shares owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Companies Law.

The Reporting Persons anticipate that First Ostia will fund a substantial portion of the consideration for the Merger in the form of debt funding from a third-party lender as previously reported in Amendment No. 12 to the Schedule 13D.

The Merger, which is currently expected to close during the last quarter of 2020, is subject to customary closing conditions, including the approval of the Merger Agreement by a requisite vote of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a meeting of the Issuer’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. The Reporting Persons beneficially own sufficient Shares to approve the Merger Agreement and the Merger, and intend to vote in favor of such approval.

If the Merger is completed, the ADSs will no longer be listed on the NYSE and will cease to be registered under the Securities Exchange Act of 1934, and the Issuer will continue its operations as a privately-held company, wholly owned by First Ostia.

Item 5.	Interest in Securities of the Issuer.

The disclosure set forth under Item 4 of this Amendment No. 13 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 13 is incorporated herein by reference.

Item 7.	Material to be Filed as an Exhibit

99.1	Agreement and Plan of Merger, dated October 12, 2020, by and among Acorn International, Inc., First Ostia Port Ltd. and Second Actium Coin Ltd.*

99.2	Joint Filing Agreement**

*	Incorporated herein by reference from Exhibit 99.1 to the Form 6-K filed by Acorn International, Inc. with the Securities and Exchange Commission on October 13, 2020.

**	Incorporated herein by reference from Exhibit 99.1 to Amendment No. 9 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 26, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 13, 2020

/s/ Robert W. Roche
Robert W. Roche

[Signature page to Amendment No. 13 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 13, 2020

/s/ Ritsuko Hattori-Roche
Ritsuko Hattori-Roche

[Signature page to Amendment No. 13 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 13, 2020

Catalonia Holdings, LLC
By:	/s/ Theresa M. Roche
Name:	Theresa M. Roche
Title:	Manager

[Signature page to Amendment No. 13 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 13, 2020

Bireme Limited
By:	/s/ Ritsuko Hattori-Roche
Name:	Ritsuko Hattori-Roche
Title:	Director

[Signature page to Amendment No. 13 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 13, 2020

First Ostia Port Ltd
By:	/s/ Theresa M. Roche
Name:	Theresa M. Roche
Title:	Director

[Signature page to Amendment No. 13 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 13, 2020

/s/ Theresa M. Roche
Theresa M. Roche

[Signature page to Amendment No. 13 to Schedule 13D]